Exhibit 1.1

AMENDMENT NO. 3 TO CREDIT AGREEMENT

THIS AMENDMENT NO. 3 TO CREDIT AGREEMENT is made as of January 28, 2020 (the “Third Amendment Date”), by and between Twin Disc, Incorporated, a Wisconsin corporation (“Borrower”), and BMO Harris Bank N.A., a national banking association (“Bank”).

In consideration of the mutual covenants, conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed that:

ARTICLE I

DEFINITIONS

When used herein, the following terms shall have the following meanings specified:

1.1     “Amendment” shall mean this Amendment No. 3 to Credit Agreement.

1.2     “Credit Agreement” shall mean the Credit Agreement dated as of June 29, 2018 by and between Borrower and Bank, as amended.

1.3      Other Capitalized Terms. All capitalized terms used in this Amendment and not specifically defined herein shall have the definitions assigned to such terms in the Credit Agreement.

ARTICLE II

AMENDMENTS

2.1     Amendments. The Credit Agreement is hereby amended as follows:

2.1.1     Section 1.1 – Definitions. The following definitions in Section 1.1 of the Credit Agreement are added or amended and restated, as applicable, as follows:

“Applicable Margin” means, with respect to Loans, Reimbursement Obligations, and the commitment/facility fees and letter of credit fees payable under Section 2.11, until the first Pricing Date, the rates per annum shown opposite Level IV below, and thereafter from one Pricing Date to the next the Applicable Margin means the rates per annum determined in accordance with the following schedule:

Level	Total Funded Debt/EBITDA Ratio for Such Pricing Date	Applicable Margin for (i) Revolving Loans and (ii) Letter of Credit Fee shall be:	Applicable Margin for Term Loans shall be:	Applicable Margin for Commitment/Facility Fee shall be:
I	Greater than or equal to 4.00 to 1.00	3.25%	3.375%	0.15%
II	Less than 4.00 to 1.00, but greater than or equal to 3.25 to 1.00	2.75%	2.875%	0.15%
III	Less than 3.25 to 1.00, but greater than or equal to 2.50 to 1.00	2.25%	2.375%	0.15%
IV	Less than 2.50 to 1.00, but greater than or equal to 1.50 to 1.00	1.75%	1.875%	0.15%
V	Less than 1.50 to 1.00	1.25%	1.375%	0.10%

For purposes hereof, the term “Pricing Date” means, for any fiscal quarter of Borrower ending on or after December 31, 2019, the date on which Bank is in receipt of Borrower’s most recent financial statements (and, in the case of the year-end financial statements, audit report) for the fiscal quarter then ended, pursuant to Section 6.5. The Applicable Margin shall be established based on the Total Funded Debt/EBITDA Ratio for the most recently completed fiscal quarter and the Applicable Margin established on a Pricing Date shall remain in effect until the next Pricing Date. If Borrower has not delivered its financial statements by the date such financial statements (and, in the case of the year-end financial statements, audit report) are required to be delivered under Section 6.5, until such financial statements and audit report are delivered, the Applicable Margin shall be the highest Applicable Margin (i.e., Level I shall apply). If Borrower subsequently delivers such financial statements before the next Pricing Date, the Applicable Margin established by such late delivered financial statements shall take effect from the date of delivery until the next Pricing Date. In all other circumstances, the Applicable Margin established by such financial statements shall be in effect from the Pricing Date that occurs immediately after the end of the fiscal quarter covered by such financial statements until the next Pricing Date. Each determination of the Applicable Margin made by Bank in accordance with the foregoing shall be conclusive and binding on Borrower absent manifest error. Notwithstanding the foregoing, Bank may, in its discretion, increase the Applicable Margin on any type of Loan by two percent (2%) per annum during the existence of an Event of Default.

“Benchmark Replacement” means the sum of: (a) an alternate benchmark rate (which may include the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Government Body), plus (b) a spread adjustment (which may be a positive or negative value or zero), in each case selected by Bank after giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by the Relevant Government Body, and (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to the LIBOR Index Rate for U.S. dollar-denominated syndicated or bilateral credit facilities; provided that, if the Benchmark Replacement as so determined would be less than zero, the Benchmark Replacement will be deemed to be zero for the purposes of this Agreement.

“EBITDA” means, with reference to any period for any Person, Net Income of such Person for such period plus all amounts deducted in arriving at such Net Income amount in respect of (a) Interest Expense for such period, (b) federal, state, and local income taxes for such period, (c) depreciation of fixed assets and amortization of intangible assets for such period, (d) restructuring charges for such period, (e) impairment charges for such period, (f) non-cash stock compensation for such period, (g) fair market value work-in-process adjustments for such period, (h) one-time, non-recurring reasonable and documented non-capitalized transaction expenses and closing fees related to this Agreement (or any amendments thereto) and the Acquisition, as reviewed and reasonably approved by Bank, incurred during such period (provided, that such transaction expenses included under this clause (h) shall not exceed $2,000,000 in the aggregate), and (i) extraordinary expenses related to an isolated product performance issue on one of Borrower’s oil and gas transmission models (provided, that such expenses included under this clause (i) shall not exceed $3,900,000 in the aggregate).

“Relevant Government Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“SOFR” with respect to any day, the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as administrator of the benchmark (or a successor administrator), on the Federal Reserve Bank of New York's website.

2.1.2      Section 2.15 – Effect of LIBOR Transition Event. A new Section 2.15 is hereby added to the Credit Agreement and shall read as follows:

“Section 2.15     Effect of LIBOR Transition Event.

(a)     LIBOR Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of any of the following (each a “LIBOR Transition Event”):

(i)     a public statement or publication of information by or on behalf of the administrator of the LIBOR Index Rate announcing that such administrator has ceased or will cease to provide the LIBOR Index Rate, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBOR Index Rate;

(ii)    a public statement or publication of information by the regulatory supervisor for the administrator of the LIBOR Index Rate, the U.S. Federal Reserve System, an insolvency official with jurisdiction over the administrator for the LIBOR Index Rate, a resolution authority with jurisdiction over the administrator for the LIBOR Index Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the LIBOR Index Rate, which states that the administrator of the LIBOR Index Rate has ceased or will cease to provide the LIBOR Index Rate permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBOR Index Rate;

(iii)  a public statement or publication of information by the regulatory supervisor for the administrator of the LIBOR Index Rate announcing that the LIBOR Index Rate is no longer representative; or

(iv) (A) a determination by Bank that at least ten (10) currently outstanding U.S. dollar-denominated syndicated or bilateral credit facilities at such time contain (as a result of amendment or as originally executed) as a benchmark interest rate, in lieu of the LIBOR Index Rate, a new benchmark interest rate to replace the LIBOR Index Rate, and (B) Bank has notified Borrower in writing that Bank elects to amend this Agreement as provided below;

then Bank may amend this Agreement to replace Adjusted LIBOR, LIBOR and the LIBOR Index Rate with a Benchmark Replacement that is consistent with a Benchmark Replacement used by Bank in other financing transactions of a similar size and nature. The Bank agrees to provide such proposed amendment to the Borrower and to give the Borrower and its counsel up to five (5) Business Days to provide reasonable written revisions to the proposed amendment (provided, that the Borrower shall not object to the Benchmark Replacement selected by Bank if it is consistent with a Benchmark Replacement used by Bank in other financing transactions of a similar size and nature). The Borrower agrees to reply promptly and in good faith with regard to any revisions to any such proposed Benchmark Replacement amendment. Any such amendment will become effective upon the earliest to occur of: (1) 5:00 p.m. on the Business Day that Bank receives written consent (electronic or otherwise) from the Borrower that such amendment is acceptable, (2) at 5:00 p.m. on the fifth (5th) Business Day after Bank has provided such proposed amendment to the Borrower and the Borrower has not provided written consent (electronic or otherwise) or any written revisions to the proposed amendment, or (3) if the Borrower provides written revisions on the proposed amendment, at 5:00 p.m. on the Business Day that Bank and the Borrower mutually agree to the form of such proposed amendment (provided, that if Bank and the Borrower have not agreed to the form of the proposed amendment by 5:00 p.m. on the fifth (5th) Business Day after Bank has provided such proposed amendment to the Borrower, then the proposed amendment will become effective at such time (unless Bank otherwise agrees to extend such time period) in the form initially provided by Bank to the Borrower, regardless of whether or not Borrower has signed such proposed amendment and without any further action or consent of the Borrower).

(b)     Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, Bank will have the right to amend this Agreement to make technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest and other administrative matters) that Bank decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by Bank in a manner substantially consistent with market practice (or, if Bank decides that adoption of any portion of such market practice is not administratively feasible or if Bank determines that no market practice for the administration of the Benchmark Replacement exists, in such other manner of administration as Bank decides is reasonably necessary in connection with the administration of this Agreement). Notwithstanding any provision herein to the contrary, all such amendments referenced in the previous sentence shall become effective upon the earliest to occur of: (1) 5:00 p.m. on the Business Day that Bank receives written consent (electronic or otherwise) from the Borrower that such amendment is acceptable, (2) at 5:00 p.m. on the fifth (5th) Business Day after Bank has provided such proposed amendment to the Borrower and the Borrower has not provided written consent (electronic or otherwise) or any written revisions to the proposed amendment, or (3) if the Borrower provides written revisions on the proposed amendment, at 5:00 p.m. on the Business Day that Bank and the Borrower mutually agree to the form of such proposed amendment (provided, that if Bank and the Borrower have not agreed to the form of the proposed amendment by 5:00 p.m. on the fifth (5th) Business Day after Bank has provided such proposed amendment to the Borrower, then the proposed amendment will become effective at such time (unless Bank otherwise agrees to extend such time period) in the form initially provided by Bank to the Borrower, regardless of whether or not Borrower has signed such proposed amendment and without any further action or consent of the Borrower).

(c)     Base Rate Loan Until Benchmark Replacement is Selected. Commencing on the occurrence of a LIBOR Transition Event, until the Benchmark Replacement has been selected in the manner described herein, the obligations of Bank to create, continue, or effect by conversion Eurodollar Loans shall be suspended (and any existing Eurodollar Loans shall be automatically converted into Base Rate Loans upon the end of the applicable Interest Period therefor).”

2.1.3      Section 6.5 – Financial Reports. Section 6.5 of the Credit Agreement is amended by deleting the word “and” at the end of clause (j), replacing the period (“.”) at the end of clause (k) with a semi-colon (“;”) and the word “and” and adding the following clause (l) as follows:

“(l)     as soon as available, but in any event no later than 30 days after the end of each calendar month until and including the end of December 2020, a copy of Borrower’s forecast for the following 12 months, such forecast to (1) be in reasonable detail and form satisfactory to Bank, (2) be prepared in accordance with GAAP, (3) include a monthly forecasted income statement, balance sheet and statement of cash flows, and (4) include forecasted calculations of the financial covenants set forth in Section 7.12.”

2.1.4     Section 7.12(a) – Total Funded Debt/EBITDA Ratio. Section 7.12(a) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“(a)     Total Funded Debt/EBITDA Ratio. As of the last day of each fiscal quarter of Borrower, commencing with the fiscal quarter ending on or about December 31, 2019 and continuing for each successive fiscal quarter thereafter, Borrower shall not permit the Total Funded Debt/EBITDA Ratio to be: (i) greater than 4.00 to 1.00 for the fiscal quarter ending on or about December 31, 2019; (ii) greater than 5.00 to 1.00 for the fiscal quarter ending on or about March 31, 2020; (iii) greater than 4.00 to 1.00 for the fiscal quarter ending on or about June 30, 2020; (iv) greater than 3.50 to 1.00 for the fiscal quarter ending on or about September 30, 2020; and (v) greater than 3.00 to 1.00 for the fiscal quarter ending on or about December 31, 2020 and for each successive fiscal quarter thereafter.”

2.2     Miscellaneous Amendments. The Credit Agreement, the Loan Documents and all other agreements and instruments executed and delivered heretofore or hereafter pursuant to the Credit Agreement are amended hereby so that any reference therein to the Credit Agreement shall be deemed to be a reference to such agreements and instruments as amended by or pursuant to this Amendment.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BORROWER

The Borrower hereby represents and warrants to the Bank that:

3.1     Credit Agreement. All of the representations and warranties made by the Borrower in the Credit Agreement are true and correct on the date of this Amendment. No Default or Event of Default under the Credit Agreement has occurred and is continuing as of the date of this Amendment.

3.2     Authorization; Enforceability. The making, execution and delivery of this Amendment and performance of and compliance with the terms of the Credit Agreement has been duly authorized by all necessary corporate action by the Borrower. This Amendment is the valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium and similar laws of general application affecting creditors' rights, and except as enforcement may be limited by general equitable principles.

3.3     Absence of Conflicting Obligations. The making, execution and delivery of this Amendment and performance of and compliance with the terms of the Credit Agreement, as amended, do not violate any presently existing provision of law or the articles or certificate of incorporation or bylaws of the Borrower or any agreement to which the Borrower is a party or by which it or any of its assets is bound.

ARTICLE IV

MISCELLANEOUS

4.1     Continuance of Credit Agreement. Except as specifically amended by this Amendment, the Credit Agreement shall remain in full force and effect.

4.2     Survival. All agreements, representations and warranties made in this Amendment or in any documents delivered pursuant to this Amendment shall survive the execution of this Amendment and the delivery of any such document.

4.3     Governing Law. This Amendment shall be governed by, and construed and interpreted in accordance with, the laws of the State of Wisconsin applicable to agreements made and wholly performed within such state.

4.4     Counterparts; Headings. This Amendment may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same agreement. Article and section headings in this Amendment are inserted for convenience of reference only and shall not constitute a part hereof.

4.5     Severability. Any provision of this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Amendment in such jurisdiction or affecting the validity or enforceability of any provision in any other jurisdiction.

4.6     Conditions. The effectiveness of this Amendment is subject to the Bank having received, on or before the Third Amendment Date, each of the following, in form and substance satisfactory to the Bank and its counsel:

(i)       this Amendment, duly executed by Borrower and Bank;

(ii)      a certificate of the secretary of the Borrower certifying: (A) the adoption and continuing effect of resolutions of the Board of Directors of the Borrower authorizing the execution and delivery of this Amendment and the documents to be executed and delivered in connection with this Amendment; (B) that the Articles of Incorporation of the Borrower have not been amended since the date of the last delivery of such Articles of Incorporation to Bank on or about June 29, 2018; (C) that the Bylaws of the Borrower have not been amended since the date of the last delivery of such Bylaws to Bank on or about June 29, 2018; and (D) the specimen signatures of the officers of the Borrower authorized to execute, on the Borrower’s behalf, this Amendment and the documents to be executed and delivered in connection with this Amendment on the Borrower’s behalf;

(iii)     a non-refundable amendment fee of $68,500, which shall be deemed fully earned upon receipt thereof by Bank; and

(iv)     such additional supporting documents and materials as Bank may reasonably request.

4.7     Course of Dealing. The Borrower acknowledges that neither previous waivers, extensions, and amendments granted to the Borrower by the Bank nor the amendments granted herein create any course of dealing or expectation with respect to any further waivers, extensions, or amendments and further acknowledges that the Bank has no obligation whatsoever to grant any additional waivers, extensions, amendments, or forbearance. As additional consideration to the Borrower for entering into this Amendment and paying the amendment fee referenced above, the Bank hereby agrees to waive and forever release the Borrower from any and all Events of Defaults, if any, under the Credit Agreement as a result of a violation of Section 7.12(a) that occurred (or otherwise would have occurred but for this Amendment) prior to the Third Amendment Date.

4.8     No Defenses. The Borrower acknowledges it has no defenses, rights of setoff, or rights of recoupment to the enforceability or payment of any of its obligations under the Credit Agreement as amended hereby.

4.9     Expenses and Attorneys’ Fees. The Borrower shall pay reasonable fees and expenses (including attorney’s fees) incurred by the Bank in connection with the preparation, execution, and delivery of this Amendment.

[SIGNATURES ON NEXT PAGE FOLLOWING]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first written above.

“Borrower”

TWIN DISC, INCORPORATED

By:
Name:	Jeffrey S. Knutson
Title:	Vice President – Finance and Chief Financial Officer

“Bank”

BMO HARRIS BANK N.A.

By:
Name:	Mark Czarnecki
Title:	Senior Vice President

Signature Page to Amendment No. 3 to Credit Agreement